UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39179

Addex Therapeutics Ltd

(Translation of registrant's name into English)

Chemin des Mines 9,
CH-1202 Geneva,
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-255089) and S-8 (Nos. 333-272515 and 333-255124), of Addex Therapeutics Ltd (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Termination of Controlled Equity OfferingSM Sale Agreement with Cantor

On January 29, 2024, the Company terminated its Controlled Equity OfferingSM Sales Agreement with Cantor Fitzgerald & Co. (“Cantor”), dated as of June 29, 2021 (the “Cantor Sales Agreement”), effective immediately. The Cantor Sales Agreement provided for the offer and sale of the Company’s American Depositary Shares (the “ADSs”), each representing one hundred and twenty ordinary shares (nominal value CHF 0.01 per share) (the “Ordinary Shares”), from time to time through Cantor as its sales agent, subject to the maximum aggregate dollar amount registered pursuant to the applicable prospectus supplement. Prior to October 23, 2023, the ratio of Ordinary Shares per ADS was six Ordinary Shares per ADS. Sales of ADSs through Cantor were to be made (A) in negotiated transactions with the consent of the Company or (B) by any other method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended, including block transaction, sales made directly on the Nasdaq Capital Market or sales made into any other existing trading market for the ADSs.

Through January 26, 2024, the Company sold 1,200 ADSs representing 7,200 Ordinary Shares at an average price of $10.12 per ADS under the Cantor Sales Agreement, resulting in gross proceeds to the company of approximately $12,000. The sales agreement prospectus for the Cantor Sales Agreement was terminated on December 15, 2021 and no sales of ADSs under the Cantor Sales Agreement have been made since that time.

The foregoing description of the Cantor Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Cantor Sales Agreement, a copy of which was filed as Exhibit 1.1 to the Company’s report on Form 6-K filed with the SEC on June 30, 2021.

Entry into At The Market Offering Agreement with H.C. Wainwright & Co., LLC

On January 30, 2024, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“H.C. Wainwright”) with respect to an at-the-market offering program under which the Company may offer and sell, from time to time at its sole discretion, ADSs having an aggregate offering price of up to $2.15 million through H.C. Wainwright as its sales agent. The issuance and sale, if any, of the ADSs by the Company under the ATM Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-255089).

H.C. Wainwright may sell the ADSs by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended, including, without limitation, sales made through The Nasdaq Capital Market or on any other existing trading market for the ADSs. H.C. Wainwright will use commercially reasonable efforts to sell the ADSs from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay H.C. Wainwright a commission equal to three percent (3.0%) of the gross sales proceeds of any ADSs sold through H.C. Wainwright under the ATM Agreement, and also has provided H.C. Wainwright with customary indemnification and contribution rights.

The Company is not obligated to make any sales of ADSs under the ATM Agreement. The Company or H.C. Wainwright may suspend or terminate the offering of ADSs upon notice to the other party and subject to other conditions. H.C. Wainwright will act as sales agent on a commercially reasonable efforts basis consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of the Nasdaq Stock Market.

The foregoing description of the ATM Agreement is not complete and is qualified in its entirety by reference to the full text of the ATM Agreement, a copy of which is filed herewith as Exhibit 1.1 to this report on Form 6-K and is incorporated herein by reference. A copy of the legal opinion of Homburger AG, the Company’s Swiss counsel, relating to the underlying shares issued in connection with the ATM Agreement is attached as Exhibit 5.1 hereto.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

EXHIBIT INDEX

Exhibit Number	Description
1.1	At The Market Offering Agreement, dated as of January 30, 2024, by and between Addex Therapeutics Ltd and H.C. Wainwright & Co., LLC.
5.1	Opinion of Homburger AG
23.1	Consent of Homburger AG (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Addex Therapeutics Ltd
(Registrant)

Date: January 30, 2024	/s/ Tim Dyer
Tim Dyer
Chief Executive Officer